                     IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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HANS KASTENSMITH,                       :
                                        :
                       Plaintiff,       :
                                        :
        v.                              :    C.A. No. 19134-NC
                                        :
JAMES R. ADAMS; LOUIS R. BRILL; ROBERT  :
S. MCCLANE; JOE C. MCKINNEY; JAIME      :
CHICO PARDO; CHARLES E. FOSTER;         :
ROBERT B. PICKERING; ANDRES VAZQUEZ     :
DEL MERCADO BENSHIMOL; PAUL ROTH;       :
JOHN H. ATTERBURY, III; SBC             :
COMMUNICATIONS, INC.; and PRODIGY       :
COMMUNICATIONS CORPORATION,             :
                                        :
                       Defendants.      :
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                             CLASS ACTION COMPLAINT
                             ----------------------

         Plaintiff,   by  and  through  plaintiff's   attorneys,   alleges  upon
information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

         1. Plaintiff Hans Kastensmith ("plaintiff") is the owner of Class A common stock of Prodigy Communications Corporation ("Prodigy" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

         2. Prodigy is a corporation duly existing and organized under the laws of the State of Delaware, with it principal executive offices located in Austin, Texas. The Company is a nationwide Internet service provider that purports to provide fast and reliable Internet access and other Internet-based services.


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         3.  Defendant SBC  Communications  Inc.  ("SBC") is a Delaware  holding company whose  subsidiaries  provide  wireless  telecommunications  services and
equipment,   directory  advertising,   electronic  security  services  and cable
television services. As of May 11, 2001, SBC owned the Company's single Class B voting share, entitling it to approximately 51.8 million votes on each matter submitted for shareholder vote by the Company. By virtue of its Class B common stock holding, SBC controls approximately 42% of the voting power of the Company, and is in a fiduciary relationship with plaintiff and the other public stockholders of Prodigy, and owes plaintiff and the other public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

         4. Defendant Charles E. Foster ("Foster") is and at all relevant times has been Chairman of the Board of directors of Prodigy. Foster also serves as group President of SBC.

         5. Defendant Robert B. Pickering ("Pickering") is and at all relevant times has been a director of Prodigy. Pickering is also a Senior Vice President of Finance at SBC.

         6. Defendant James R. Adams ("Adams") is and at all relevant times has been a director of Prodigy. Adams also served as President of SBC from 1992 through 1995.

         7. The remaining individual defendants are and at all relevant times have been directors of Prodigy.

         8.  The   defendants   referred  to  in  paragraphs  4  through  7  are
collectively referred to herein as the "Individual Defendants."

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         9. By reason of the above  Individual  Defendants'  positions  with the
Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Prodigy, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

         10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all shareholders of Prodigy Class A common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         11. This action is properly maintainable as a class action.

         12. The Class is so numerous that joinder of all members is impracticable. As of September 21, 2001, there were approximately 70.5 million shares of Prodigy Class A common stock outstanding owned by hundreds if not thousands of public shareholders.

         13. There are questions of law and fact which are common to the Class including, inter alia, the following:

         (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Prodigy's Class A stockholders; and

         (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

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         14.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         15. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

         16. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

         17. On or about September 21, 2001, SBC announced that it was offering to pay approximately $384 million for the 58% of Prodigy that it does not already own. SBC has proposed to purchase the Company's Class A common stock for a price of $5.45 per share in cash. Prodigy common stock traded as high as $5.90 per share on September 5, 2001, and traded as high as $7.20 per share on July 25, 2001.

         18. SBC has timed the proposal to freeze out Prodigy's public shareholders in order to capture for itself Prodigy's future potential without paying an adequate or fair price to the Company's public shareholders.

                                       4

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         19. SBC has timed the  announcement  of the proposed buyout to place an artificial lid on the market price of Prodigy common stock so that the market would not reflect Prodigy's improving potential, thereby purporting to justify an unreasonably low price.

         20. SBC has clear and material conflicts of interest and is acting to better its own interests at the expense of Prodigy's public shareholders. SBC has selected and/or controls three of the Company's nine directors, and two of the Company's remaining five directors are former SBC insiders.

         21. As a result of the above, SBC has access to internal financial information about Prodigy, its true value, expected increase in true value, and the benefits of 100% ownership of Prodigy to which plaintiff and the Class members are not privy. SBC is using such inside information to benefit itself in this proposed transaction, to the detriment of the Prodigy's public stockholders.

         22. SBC is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, SBC and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

         23. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

         24. Plaintiff and the Class have no adequate remedy at law.

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         WHEREFORE, plaintiff prays for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

         B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

         C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

         D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

         E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

         F. Granting such other and further relief as this Court may deem just and proper.

                                      ROSENTHAL, MONHAIT, GROSS
                                      & GODDESS, P.A.


                                      By:     /s/ Carmella P. Keiner
                                             -----------------------------------
                                             Suite 1401, Mellon Bank Center
                                             P.O. Box 1070
                                             Wilmington, DE 19899
                                             (302) 656-4433

OF COUNSEL:

BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, PA 19103-6365
(215) 875-4684


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